JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500


June 16, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: JNL Series Trust
    File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 61 to the Registration Statement under the Securities Act of 1933 and Amendment No. 62 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1) Company Name Changes for Investment Sub-Adviser A I M Capital Management, Inc. to Invesco Aim Capital Management, Inc.; and Investment Sub-Sub-Adviser INVESCO Institutional (N.A.), Inc. to Invesco Institutional (N.A.), Inc.

2) Investment Strategy Change for the JNL/AIM Real Estate Fund from Domestic to Global, a corresponding Fund Name Change to JNL/AIM Global Real Estate Fund; and a new Investment Co-Sub-Sub-Adviser (Invesco Asset Management Ltd.) to the JNL/AIM Global Real Estate Fund.

3) The addition of one new fund, the JNL/Goldman Sachs Emerging Markets Debt Fund, to be sub-advised by exisitng Investment Sub-Adviser Goldman Sachs Asset Management Company, L.P., and sub-sub-advised by existing Sub-Sub-Adviser Goldman Sachs Asset Management International.

4) The addition of two new funds, the JNL/M&G Global Basics Fund, and the JNL/M&G Global Leaders Fund, to be sub-advised by a new Investment Sub-Adviser: M&G Investment Management Corporation.

5) The addition of two new funds, the JNL/Mellon Capital Management Pacific Rim 30 Fund, and the JNL/Mellon Capital Management European 30 Fund, to be sub-advised by existing Investment Sub-Adviser Mellon Capital Management Corporation.

6) The addition of one new fund, the JNL/Red Rocks Listed Private Equity Fund, to be sub-advised by a new Investment Sub-Adviser: Red Rocks Capital LLC; and

7)   To reflect other changes.

If you have any  questions, please  contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.

                                JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500


June 16, 2008


VIA EDGAR

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Ellen Sazzman

Re: JNL Series Trust
    File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant. We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above-referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (517) 367-4336 if you have any questions.

Respectfully,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary
JNL Series Trust